INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (UNAUDITED)

March 31, 2015

DEJOUR ENERGY INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

		March 31,	December 31,
(CA$ thousands)	Notes	2015	2014
		$	$
ASSETS
Current
Cash and cash equivalents		362	1,215
Accounts receivable		682	605
Prepaids and deposits		64	141
Current Assets		1,108	1,961
Non-current
Deposits		303	297
Exploration and evaluation assets	4	3,378	3,107
Property and equipment	5	19,475	17,909
Total Assets		24,264	23,274

LIABILITIES
Current
Bank credit facility	7	1,875	1,955
Accounts payable and accrued liabilities		2,458	3,515
Loan from a related party	8	2,000	-
Warrant liability	9	276	755
Derivative liability	10	35	216
Current Liabilities		6,644	6,441
Non-current
Decommissioning liability	11	3,847	3,709
Financial contract liability	12	3,216	2,739
Total Liabilities		13,707	12,889
SHAREHOLDERS' EQUITY
Share capital	13	97,132	97,132
Contributed surplus		9,922	9,674
Deficit		(99,211)	(98,042)
Accumulated other comprehensive income (loss)		2,714	1,621
Total Shareholders' Equity		10,557	10,385
Total Liabilities and Shareholders' Equity		24,264	23,274

Approved on behalf of the Board:
Robert Hodgkinson - Director	Craig Sturrock - Director

The accompanying notes are an integral part of these consolidated financial statements.	1

DEJOUR ENERGY INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

		Three months ended March 31
(CA$ thousands, except per share amounts)	Notes	2015	2014
		$	$
REVENUES
Gross revenues		1,470	2,785
Royalties		(193)	(511)
Total Revenues, net of royalties	17	1,277	2,274

EXPENSES
Operating and transportation		1,052	977
General and administrative		685	838
Financing expenses		180	441
Stock based compensation		248	87
Foreign exchange loss		175	275
Amortization, depletion and impairment losses	6	670	738
Change in fair value of warrant liability	9	(479)	1,298
Change in fair value of derivative liability	10	(180)	608
Gain on financial contract liability	12	96	-
Total Expenses		2,447	5,262

Loss before other items		(1,170)	(2,988)
Other income		1	6

Loss for the period		(1,169)	(2,982)

Other Comprehensive Income
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustment		1,093	645

Comprehensive loss		(76)	(2,337)

Loss per common share - basic and diluted	15	(0.01)	(0.02)

The accompanying notes are an integral part of these consolidated financial statements.	2

DEJOUR ENERGY INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

		Number	Share	Contributed
(CA$ thousands, except number of shares)	Notes	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Total

Balance as at January 1, 2015		182,402,139	97,132	9,674	(98,042)	1,621	10,385
Stock-based compensation				248			248
Loss					(1,169)		(1,169)
Foreign currency translation adjustment						1,093	1,093
Balance as at March 31, 2015		182,402,139	97,132	9,922	(99,211)	2,714	10,557

Balance as at January 1, 2014		148,916,374	90,274	9,150	(90,839)	514	9,099
Shares issued via private placements, net of issuance costs	13	7,000,000	685				685
Issue of shares on exercise of options	13	5,000,000	975				975
Contributed surplus reallocated on exercise of options	13		350	(350)			-
Stock-based compensation				87			87
Loss					(2,982)		(2,982)
Foreign currency translation adjustment						645	645
Balance as at March 31, 2014		160,916,374	92,284	8,887	(93,821)	1,159	8,509

* Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these consolidated financial statements.	3

DEJOUR ENERGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

		Three months ended March 31
(CA$ thousands)	Notes	2015	2014
		$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss for the period		(1,169)	(2,982)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		670	738
Stock based compensation		248	87
Non-cash financing expenses		139	399
Non-cash foreign exchange on financial contract liability		254	242
Change in fair value of warrant liability		(479)	1,298
Change in fair value of derivative liability		(180)	608
Amortization of deferred leasehold inducement		-	(3)
Gain on financial contract liability		96	-
Changes in operating working capital	15	222	150
Total Cash Flows from (used in) Operating Activities		(199)	537

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		(6)	(5)
E&E expenditures		(34)	(31)
Additions to property and equipment		(1,255)	(805)
Changes in investing working capital	15	(1,279)	(587)
Total Cash Flows from (used in) Investing Activities		(2,574)	(1,428)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Advance (repayment) of bank credit facility		(80)	111
Advance (repayment) of loan from a related party		2,000	(121)
Advance (repayment) of financial contract liability		-	(363)
Shares issued on exercise of warrants and options		-	975
Shares issued for cash, net of share issue costs		-	685
Changes in financing working capital	15	-	58
Total Cash Flows from (used in) Financing Activities		1,920	1,345

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(853)	454
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		1,215	505

CASH AND CASH EQUIVALENTS, END OF PERIOD		362	959

Supplemental cash flow information - Note 15

The accompanying notes are an integral part of these consolidated financial statements.	4

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 1 – CORPORATE INFORMATION

Dejour Energy Inc. (the “Company”) is a public company trading on the New York Stock Exchange AMEX (“NYSE-AMEX”) and the Toronto Stock Exchange (“TSX”), under the symbol “DEJ.” The Company is in the business of exploring and developing energy properties with a focus on oil and gas in North America. On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. The address of its registered office is 598 – 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, Wild Horse Energy Ltd. (“Wild Horse”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in British Columbia. All intercompany transactions are eliminated upon consolidation.

The interim condensed consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These interim condensed consolidated financial statements were authorized and approved for issuance by the Audit Committee on May 5, 2015.

NOTE 2 – BASIS OF PRESENTATION

(a)    Basis of presentation

These interim condensed consolidated financial statements (the “financial statements”) are presented under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”), the same accounting policies and methods of computation as the Company’s most recent annual consolidated financial statements.

These interim results do not include all the information required for the full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2014.

(b)    Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has a working capital deficiency of $5.5 million, which includes a Credit Facility in DEAL of $1.9 million and a loan from a related party of $2.0 million with repayment due in September 2015, and accumulated deficit of $99.2 million. Excluding the non-cash warrant liability of $0.3 million, the adjusted working capital deficiency was $5.2 million.

On November 24, 2014 and amended on March 16, 2015, the Company renewed the Credit Facility with its Bank for a maximum of $2.2 million. Monthly principal payments of $100,000 are due and payable on March 16, 2015 and commencing on the 28th of each month thereafter. As at March 31, 2015, DEAL was in default of its working capital ratio covenant with a 0.53 to 1 ratio. The Bank is currently conducting its annual review of the Company’s Canadian oil and gas reserves for loan purposes.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet obligations and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 2 – BASIS OF PRESENTATION (continued)

(c)    Basis of measurement

The interim condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial liabilities are measured at fair value, as explained in the accounting policies in the Company’s annual consolidated financial statements.

(d)    Use of estimates and judgments

The preparation of interim condensed consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4 to the Company’s annual consolidated financial statements.

(e)    Functional and presentation currency

Subsidiaries measure items using the currency of the primary economic environment in which the entity operates with entities having a functional currency different from the parent company, translated into Canadian dollars.

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual results may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only; or in the period of the change and future periods, if the change affects both.

Information about critical assumptions in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated annual financial statements within the next financial year are described in the Company’s annual consolidated financial statements.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 – EXPLORATION AND EVALUATION (“E&E”) ASSETS

	Canadian Oil	United States
	and Gas	Oil and Gas
	Interests	Interests	Total
	$	$	$
Cost:
Balance at January 1, 2014	70	18,298	18,368
Additions	4	116	120
Change in decommissioning provision	192	-	192
Disposals	-	(3,758)	(3,758)
Foreign currency translation and other	-	1,192	1,192
Balance at December 31, 2014	266	15,848	16,114
Additions	1	33	34
Change in decommissioning provision	2	-	2
Foreign currency translation and other	-	1,440	1,440
Balance at March 31, 2015	269	17,321	17,590

	Canadian Oil	United States
	and Gas	Oil and Gas
	Interests	Interests	Total
	$	$	$
Accumulated impairment losses:
Balance at January 1, 2014	-	(15,087)	(15,087)
Impairment losses	-	(88)	(88)
Disposals	-	3,028	3,028
Foreign currency translation and other	-	(860)	(860)
Balance at December 31, 2014	-	(13,007)	(13,007)
Impairment losses (Note 6)	-	(26)	(26)
Foreign currency translation and other	-	(1,179)	(1,179)
Balance at March 31, 2015	-	(14,212)	(14,212)

	Canadian Oil	United States
	and Gas	Oil and Gas
	Interests	Interests	Total
	$	$	$
Carrying amounts:
At December 31, 2014	266	2,841	3,107
At March 31, 2015	269	3,109	3,378

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proven reserves.

During the three months ended March 31, 2015, the Company capitalized $9,000 (March 31, 2014 – $23,000) of general and administrative costs related to its US oil and gas interests.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 – EXPLORATION AND EVALUATION (“E&E”)

ASSETS (continued)

The Company determined that there were no indicators of impairment for its Canadian oil and gas interests or no indicators of impairment reversal for its Canadian and U.S. oil and gas interests at March 31, 2015.

NOTE 5 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2014	24,550	14,279	325	39,154
Additions	6,898	250	13	7,161
Change in decommissioning provision	733	81	-	814
Disposals	-	(5,493)	(121)	(5,614)
Foreign currency translation and other	-	853	2	855
Balance at December 31, 2014	32,181	9,970	219	42,370
Additions	720	535	-	1,255
Change in decommissioning provision	105	8	-	113
Foreign currency translation and other	-	941	4	945
Balance at March 31, 2015	33,006	11,454	223	44,683

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2014	(17,333)	(1,157)	(278)	(18,768)
Amortization and depletion	(2,447)	(402)	(18)	(2,867)
Impairment losses	(3,560)	-	-	(3,560)
Disposals	-	705	108	813
Foreign currency translation and other	-	(78)	(1)	(79)
Balance at December 31, 2014	(23,340)	(932)	(189)	(24,461)
Amortization and depletion (Note 6)	(630)	(12)	(2)	(644)
Foreign currency translation and other	-	(101)	(2)	(103)
Balance at March 31, 2015	(23,970)	(1,045)	(193)	(25,208)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2014	8,841	9,038	30	17,909
At March 31, 2015	9,036	10,409	30	19,475

During the three months ended March 31, 2015, the Company capitalized $Nil (March 31, 2014 – $17,000) of general and administrative costs related to its Canadian oil and gas interests.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 5 – PROPERTY AND EQUIPMENT (continued)

During the three months ended March 31, 2015, the Company capitalized $2,000 (March 31, 2014 – $90,000) of general and administrative costs related to its US oil and gas interests.

NOTE 6 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Three months ended March 31
	2015	2014
	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses (Note 4)	26	-

Property and Equipment (D & P assets)
Amortization and depletion (Note 5)	644	738
	670	738

NOTE 7 – BANK CREDIT FACILITY

On June 5, 2014 and amended on June 27, 2014, DEAL renewed its Credit Facility with the Bank for a maximum amount of $2.9 million. Effective July 1, 2014, the Credit Facility reduces by $100,000 per month. Interest on the loan is Prime + 3% payable monthly and the amount outstanding is payable on demand any time. Collateral for the Credit Facility is provided by a $10.0 million first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts and a $10.0 million debenture with a first floating charge over all the assets of the Company. Additionally, an amount of US$385,000 was deposited in the Company’s US$ account with the Bank at June 30, 2014 upon the Bank’s request to be applied to DEAL’s general operations.

On July 29, 2014, DEAL renewed the Credit Facility with its Bank for a maximum of $2.8 million, reducing $100,000 per month, each through November 1, 2014. As part of the renewal, the Company can utilize the US$385,000 on deposit with its Bank at June 30, 2014 on the operations and capital programs of DEAL at the Company’s discretion. Further, on November 24, 2014 and amended on March 16, 2015, DEAL renewed the Credit Facility with its Bank for a maximum of $2.2 million. Monthly principal payments of $100,000 are due and payable on March 16, 2015 and commencing on the 28th of the each month thereafter. The Bank is currently conducting its annual review of the Company's Canadian oil and gas reserves for loan purposes.

Under the terms of the Credit Facility, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facility) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at March 31, 2015, DEAL was in default of its working capital ratio covenant with a 0.53 to 1 ratio.

NOTE 8 – LOAN FROM RELATED PARTY

On March 12, 2015, the Company issued a promissory note for up to $2,000,000 to HEC, a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA, and bears interest at the Canadian prime rate plus 5% per annum. The principal and interest were repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. Upon an event of default, all the indebtedness under the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 8.5% per annum. On March 12, 2015, $1,250,000 had been advanced to the Company. On March 31, 2015, the remaining $750,000 had been advanced to the Company. Also, see note 19, ‘Subsequent Event’.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 9 – WARRANT LIABILITY

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars, other than agents’ warrants, are accounted for as derivative financial liabilities. These warrants are recorded at the fair value at each reporting date with the change in fair value for the period recorded in profit or loss for the period.

	#	$

Balance at January 1, 2014	21,297,729	324
Granted, investor warrants	6,000,000	355
Warrants expired	(7,700,000)	(2)
Change in fair value	-	78
Balance at December 31, 2014	19,597,729	755
Change in fair value	-	(479)
Balance at March 31, 2015	19,597,729	276

NOTE 10 – DERIVATIVE LIABILITY

An embedded derivative liability in the amount of $35,000 related to 6,591,667 incentive share purchase warrants attached to the original $3.5 million loan facility (repaid in full on June 30, 2014) remains outstanding at March 31, 2015.

The derivative liability is carried at fair value through profit and loss and the instrument is re-measured at each reporting date using an option pricing model. For the three months ended March 31, 2015, the Company recorded an unrealized gain on the derivative liability of $180,000 (three months ended March 31, 2014 - $608,000 loss). The following key inputs to obtain the valuation:

As at	March 31, 2015	December 31, 2014
Exercise price	$0.24	$0.24
Share price	$0.16	$0.21
Expected volatility	68%	69%
Expected life	0.3 year	0.6 year
Dividends	0.0%	0.0%
Risk-free interest rate	0.5%	1.0%

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 11 – DECOMMISSIONING LIABILITY

	Canadian	United States
	Oil and Gas	Oil and Gas
	Properties (1)	Properties (1)	Total

Balance at January 1, 2014	1,092	120	1,212
Change in estimated future cash flows	370	6	376
Additions	2,076	76	2,152
Disposals	-	(104)	(104)
Actual costs incurred and other	-	11	11
Unwinding of discount	59	3	62
Balance at December 31, 2014	3,597	112	3,709
Change in estimated future cash flows	107	8	115
Actual costs incurred and other	-	10	10
Unwinding of discount	12	1	13
Balance at March 31, 2015	3,716	131	3,847

(1) relates to property and equipment (note 5)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties
As at March 31, 2015:
Discount rate	1.28%	1.97%
Inflation rate	2.00%	2.00%

As at December 31, 2014:
Discount rate	1.71%	2.20%
Inflation rate	2.00%	2.00%

NOTE 12 – FINANCIAL CONTRACT LIABILITY

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The Drilling Fund contributed US$6.5 million cash to earn working interests in production from the wellbores ranging from 55.56% to 77.78% before payout and 44.44% to 58.33% after payout. This amount was subsequently increased by US$500,000 to US$7,000,000 with the Company’s consent.

The December 31, 2012 financial contract states the Drilling Fund has the right to require Dejour USA to purchase its working interests in the wellbores for cash in September 2016, 36-months after the final well in the 4-well program is placed in production. The repurchase price is based on a predetermined formula which ensures the Drilling Fund earns a minimum return, compounded annually and applied on a monthly basis, on 75% of its original US$7,000,000 investment over the 36-month period. Accordingly, the Company considered the transaction to be a financial contract as the risks and rewards of ownership were not substantially transferred to the Drilling Fund and, on December 31, 2012, the Company recorded the transaction in its accounts by increasing property and equipment and financial contract liability by US$6,500,000 on its balance sheet. This amount was subsequently increased to US$7,000,000.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 12 – FINANCIAL CONTRACT LIABILITY (continued)

On June 30, 2014, the financial contract was amended and the Drilling Fund agreed to retain its working interest in the wells as at September 30, 2016, should it exercise its right to require Dejour USA to pay the minimum return calculated in accordance with the provisions of the contract. In determining the minimum return to be paid, the Drilling Fund agreed to deduct the residual reserve value of its working interest in the 4 wellbores at September 30, 2016. The parties also agreed to have a third party engineering firm calculate the residual value of the reserves in accordance with industry accepted valuation standards.

Finally, the parties agreed to limit the cash consideration to be paid by Dejour USA, should it be required to pay the minimum return provided for in the December 31, 2012 contract to US$3,000,000. Additional consideration, if any, may be paid by Dejour USA by an assignment of a working interest in certain proven assets at a jointly owned oil and gas property in Colorado applying an industry-standard valuation approach.

The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at September 30, 2016 ($6,251,000), net of the present value of the residual reserves ($3,035,000), or $3,216,000, as follows:

$
Balance at January 1, 2014 (US$5,755)	6,121
Loan advance during the year (US$181)	210
Accretion expense (US$388)	450
Foreign exchange loss	351
7,132
Less:
(a) Net operating income (US$846)	(982)
(b) Adjustment to financial contract liability (US$3,117)	(3,411)
Balance at December 31, 2014 (US$2,361)	2,739
Accretion expense (US$102)	129
Foreign exchange loss	252
3,120
Add: Adjustment to financial contract liability (US$76)	96
Balance at March 31, 2015 (US$2,539)	3,216

NOTE 13 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

Issued and outstanding

	# of shares	$of shares
Balance at January 1, 2014	148,916,374	90,274
Issue of shares on exercise of warrants and options	10,885,765	2,232
Derivative liability reallocated on exercise of warrants	-	70
Contributed surplus reallocated on exercise of options	-	746
Shares issued via acquisition of property, net of issuance costs	9,600,000	1,890
Shares issued via private placement, net of issuance costs	13,000,000	1,920
Balance at December 31, 2014 and March 31, 2015	182,402,139	97,132

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

(a)    Stock Options

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”). The exercise periods and vesting periods of options granted under the Plan are to be determined by the Company with approval from the Board of Directors. The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates. The exercise price of an option is to be set by the Company at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

The following table summarizes information about outstanding stock option transactions:

	Number of	Weighted average
	options	exercise price
		$
Balance at January 1, 2014	10,622,501	0.20
Options granted	16,989,006	0.25
Options exercised (Note 13)	(10,185,765)	0.20
Options forfeited	(2,554,141)	0.20
Options expired	(170,000)	0.20
Balance at December 31, 2014	14,701,601	0.25
Options forfeited	(39,312)	0.26
Balance at March 31, 2015	14,662,289	0.25

Details of the outstanding and exercisable stock options as at March 31, 2015 are as follows:

		Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.18	56,250	0.18	1.01	56,250	0.18	1.01
$0.20	2,981,250	0.20	3.61	1,603,125	0.20	3.41
$0.25	300,000	0.25	2.58	81,250	0.25	2.56
$0.26	8,262,588	0.26	2.03	3,541,110	0.26	2.03
$0.29	3,062,201	0.29	2.38	1,148,326	0.29	2.38
	14,662,289	0.25	2.43	6,430,061	0.25	2.43

During the three months ended March 31, 2015, the Company did not grant any stock options (2014 – 4,000,000). The fair value of the options issued during the three months ended March 31, 2014 was estimated using the Black Scholes option pricing model with the following weighted average inputs:

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a)    Stock Options (continued)

For the three months ended March 31	2014

Fair value at grant date	$0.09

Exercise price	$0.20
Share price	$0.20
Expected volatility	80.44%
Expected option life	2.31 years
Dividends	0.0%
Risk-free interest rate	1.03%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility. A weighted average forfeiture rate of 6.15% is used when recording stock based compensation.

(b)    Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	warrants	exercise price
		$
Balance at January 1, 2014	36,344,303	0.40
Warrants granted	6,000,000	0.41
Warrants exercised	(700,000)	0.24
Warrants expired	(11,812,051)	0.49
Balance at December 31, 2014 and March 31, 2015	29,832,252	0.42

Details of the outstanding and exercisable warrants as at March 31, 2015 are as follows:

		Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	Contractual	Number	exercise	contractual
	of warrants	price	life (years)	of warrants	price	life (years)
		$			$
$0.24	6,591,667	0.24	0.31	6,591,667	0.24	0.31
$0.40	3,642,856	0.40	0.63	3,642,856	0.40	0.63
$0.35 US	6,000,000	0.44	0.75	6,000,000	0.44	0.75
$0.40 US	13,597,729	0.51	2.18	13,597,729	0.51	2.18
	29,832,252	0.42	1.29	29,832,252	0.42	1.29

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities, other than agents’ warrants.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 15 – SUPPLEMENTAL INFORMATION

(a)    Changes in working capital consisted of the following:

	Three months ended March 31
	2015	2014

Changes in working capital:
Accounts receivable	(77)	(47)
Prepaids and deposits	77	(27)
Accounts payable and accrued liabilities	(1,057)	(305)
	(1,057)	(379)

Comprised of:
Operating activities	222	150
Investing activities	(1,279)	(587)
Financing activities	-	58
	(1,057)	(379)

Other cash flow information:
Cash paid for interest	32	162
Income taxes paid	-	-

(b)    Per share amounts:

Basic loss per share amounts has been calculated by dividing the net loss for the year attributable to the shareholders of the Company by the weighted average number of common shares outstanding. Stock options and share purchase warrants were excluded from the calculation. The basic and diluted net loss per share is the same as the stock options and share purchase warrants were anti-dilutive. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Three months ended March 31,
	2015	2014
Weighted average common shares outstanding
Basic	182,402,139	155,478,041
Diluted	182,402,139	155,478,041

NOTE 16 – RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2015 and 2014, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $120,000 (2014 - $281,000) and non-cash stock-based compensation expense of $162,000 (2014 - $51,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at March 31, 2015 is $200,000 (December 31, 2013 - $Nil) owing to the two officers of the Company. The repayment is subject to the availability of cash after all other key obligations of the Company are met.

(b)	Included in interest and other income is $Nil (2014 - $5,000) received from the companies controlled by officers of the Company for rental income.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 17 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada		United States		Total
	2015	2014	2015	2014	2015	2014
	$	$	$	$	$	$
Three months ended March 31
Revenues	1,235	1,406	42	868	1,277	2,274
Segmented income (loss)	(548)	(2,702)	(621)	(280)	(1,169)	(2,982)
Amortization, depletion and impairment losses	632	539	38	199	670	738
Interest expense	32	294	127	131	160	425
Capital expenditures	721	2,209	568	155	1,289	2,364

NOTE 18 – SEASONALITY OF OPERATIONS

There are factors causing quarterly variances that may not be reflective of the Company’s future performance. These include, but are not limited to weather conditions, oil and gas production, drilling activities which are affected by oil and natural gas commodity prices, global economic environment, as well as unexpected production curtailment caused by activities such as plant shutdown work. As the Company has operations in the United States, the consolidated financial results may vary between periods due to the effect of foreign exchange fluctuations in translating the expenses of its operations in the United States to Canadian dollars. As a result, quarterly operating results should not be relied upon as any indication of results for any future period.

NOTE 19 – SUBSEQUENT EVENT

On May 5, 2015, the Board of Directors of the Company approved an amendment to the loan from a related party (note 8) whereby the maximum loan amount was increased to $4 million and the due date was extended to September 30, 2015. All other terms and conditions of the loan from a related party, as disclosed in note 8, remain the same.